UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 1)

EXELIXIS, INC.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

COMMON STOCK, $0.001 PAR VALUE

(Title of Class of Securities)

30161Q104

(CUSIP Number of Class of Securities)

George A. Scangos

Chief Executive Officer

Exelixis, Inc.

249 East Grand Ave.

P.O. Box 511

South San Francisco, CA 94083-0511

(650) 837-7000

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications on Behalf of Filing Person)

Copies to:

James B. Bucher, Esq.

Vice President, Corporate Legal Affairs and Secretary

Exelixis, Inc.

249 East Grand Ave.

P.O. Box 511

South San Francisco, CA 94083-0511

Suzanne Sawochka Hooper, Esq.

Cooley Godward Kronish LLP

Five Palo Alto Square

3000 El Camino Real

Palo Alto, CA 94306-2155

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**
$23,478,623	$1,311

*	Estimated solely for purposes of calculating the amount of the filing fee. The calculation of the transaction valuation assumes that all options to purchase the issuer’s Common Stock that are eligible for exchange will be exchanged for replacement option grants and cancelled pursuant to this offer. These option grants cover 11,915,663 shares of the issuer’s Common Stock and have a value of $23,478,623, calculated using the Black-Scholes-Merton option-pricing model, as of June 30, 2009.

**	The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals $55.80 per million of the aggregate amount of the transaction value. The transaction valuation set forth above was calculated for the sole purpose of determining the filing fee, and should not be used for any other purpose.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $1,311	Filing Party: Exelixis, Inc.
Form or Registration Number: 005-59687	Date Filed: July 7, 2009

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☑	issuer tender offer subject to Rule 13e-4.

☐	going private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:    ☐

This Amendment No. 1 to Schedule TO (the “Amendment”) amends and supplements the Schedule TO filed with the Securities and Exchange Commission on July 7, 2009 (the “Schedule TO”), in connection with the offer (the “Offer”) by Exelixis, Inc. (“Exelixis”) to certain option holders to exchange outstanding options to purchase shares of Exelixis’ common stock for replacement options to purchase a reduced number of shares of Exelixis’ common stock. The Offer is being made upon the terms and subject to the conditions set forth in the Offer to Exchange dated July 7, 2009 (together with any amendments and supplements thereto, the “Offer to Purchase”). Except as amended and supplemented hereby, all terms of the Offer and all disclosure set forth in the Schedule TO and the Exhibits thereto, including the Offer to Exchange, remain unchanged. Capitalized terms used and not otherwise defined herein shall have the meanings assigned to such terms in the Offer to Exchange.

ITEM 9. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

(a) Item 9 of the Schedule TO is hereby amended and supplemented by inserting the following language as the first paragraph under Section 15 – Fees and Expenses on page 29 of the Offer to Exchange:

“We have retained Mellon to act as the exchange agent for the Offer. In connection with this engagement, Mellon will maintain the option exchange website and process the receipt of elections to accept or reject the Offer, among other things. Mellon will receive reasonable and customary compensation for its services and will be reimbursed for certain out-of-pocket expenses in connection with its services.”

ITEM 10. FINANCIAL STATEMENTS.

(a) Item 10 of the Schedule TO is hereby amended and supplemented by replacing in its entirety the table following the first paragraph under the “Financial” subheading in Section 16 – Information About Us on page 30 of the Offer to Exchange with the following:

(all amounts in thousands except for per share)	Fiscal Year		Three Months Ended
	2008	2007	April 3, 2009	March 28, 2008
Consolidated Statement of Operations Data:
Total revenues	117,859	113,470	25,302	27,944
Operating expenses:
Research and development	257,390	225,375	55,345	65,973
General and administrative	36,893	44,940	8,529	8,691
Amortization of intangible assets	—	202	—	—
Collaboration cost sharing	—	—	(1,797)	—
Restructuring charge	2,890	—	—	—
Total operating expenses	297,172	270,517	62,076	74,664
Loss from operations	(179,313)	(157,047)	(36,774)	(46,720)
Total other income (expense)	3,743	46,025	(1,563)	1,550
Consolidated net loss	(175,570)	(111,022)	(38,336)	(45,170)
Loss attributed to noncontrolling interest in Symphony Evolution, Inc.	12,716	24,641	2,156	3,896
Net loss attributable to Exelixis, Inc.	(162,854)	(86,381)	(36,180)	(41,274)
Loss per share from continuing operations, basic and diluted	(1.54)	(0.87)	(0.34)	(0.39)
Net loss per share, basic and diluted	(1.54)	(0.87)	(0.34)	(0.39)
Shares used in computing basic and diluted net loss per share	105,498	99,147	106,383	104,993

Consolidated Balance Sheet Data (at period end):
Cash and cash equivalents, marketable securities, investments held by Symphony Evolution, Inc. and restricted cash and investments	284,185	299,530	237,733	252,237
Working capital	82,028	150,898	53,756	113,063
Total assets	401,622	412,120	355,105	370,572
Long-term obligations, less current portion	97,339	130,671	94,884	128,694
Accumulated deficit	(954,504)	(791,650)	(990,684)	(832,924)
Total stockholders’ equity (deficit)	(56,261)	85,511	(88,948)	49,394

Item 10 of the Schedule TO is hereby amended and supplemented by inserting the following after the last paragraph under Section 16 – Information About Us on page 30 of the Offer to Exchange:

“Exelixis’ earnings were insufficient to cover fixed charges and combined fixed charges and preferred stock dividends in each of the fiscal years ended December 31, 2007 and 2008 and in each of the fiscal quarters ended March 28, 2008 and April 3, 2009. Accordingly, the following table sets forth the deficiency of earnings to cover fixed charges and the deficiency of earnings to cover combined fixed charges and preferred stock dividends for each of the foregoing periods. Because of the deficiency, ratio information is not applicable. Amounts shown are in thousands.

	Fiscal Year Ended		Three Months Ended
	2008	2007	April 3, 2009	March 28, 2008
Deficiency of earnings available to cover fixed charges	$(175,570)	$(111,022)	$(38,336)	$(45,170)
Deficiency of earnings available to cover combined fixed charges and preferred stock dividends	$(175,570)	$(111,022)	$(38,366)	$(45,170)

For purposes of computing the deficiency of earnings to cover fixed charges and combined fixed charges and preferred stock dividends, “earnings” consist of loss from operations before income taxes and fixed charges. “Fixed charges” consist of interest expense and the portion of operating lease expense that represents interest.”

ITEM 12. EXHIBITS.

Exhibit Number	Description
(a)(1)(C)	Option Exchange Website Screenshots.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 15, 2009

EXELIXIS, INC.

By:	/s/ James B. Bucher
James B. Bucher Vice President, Corporate Legal Affairs and Secretary

INDEX OF EXHIBITS

Exhibit Number	Description
(a)(1)(C)	Option Exchange Website Screenshots.